Exhibit 12

Statement of Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended
	September 30,
	2013	2012
	(000’s)	(000’s)
Earnings:
Loss from continuing operations attributable to MDC Partners Inc.	$(43,501)	$(54,949)
Additions:
Income tax expense (benefit)	(8,189)	6,014
Noncontrolling interest in income of consolidated subsidiaries	4,410	5,159
Fixed charges, as shown below	98,673	43,055
Distributions received from equity-method investees	3,244	542
	98,138	54,770
Subtractions:
Equity in income (loss) of investees	196	399
Noncontrolling interest in earnings of consolidated subsidiaries that have not incurred fixed charges	—	—
	196	399

Earnings as adjusted	$54,441	$(578)
Fixed charges:
Interest on indebtedness, expensed or capitalized	81,935	32,722
Amortization of debt discount and expense and premium on indebtedness, expensed or capitalized	7,045	1,698
Interest within rent expense	9,693	8,635
Total fixed charges	$98,673	$43,055
Ratio of earnings to fixed charges	N/A	N/A
Fixed charge deficiency	$44,232	43,633